SAMSON OIL & GAS TO PRESENT AT ENERCOM’S THE OIL & GAS CONFERENCE® 15

Denver 1700 hours August 11th, 2010, Perth 0800 hours August 12th 210

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Company has engaged EnerCom, Inc. to provide management consulting services.

As part of the engagement, EnerCom produced a report on the Company that is now available on EnerCom’s website (oilandgas360.com) and on Samson’s website (www.samsonoilandgas.com). Among other things, the report provides information on Samson’s Hawk Springs Project, located in Wyoming in which the Company is developing acreage prospective for the emerging Niobrara Shale play.  Terry Barr, Samson’s Managing Director, will be in Boston and New York City the week of 16 August meeting with institutional investors and analysts.

Samson is scheduled to present at EnerCom’s The Oil and Gas Conference® 15 on Tuesday, August 24, at 1600 hours MST in the US (Wednesday 25th, 0800 hours EST in Australia). The conference, which is being held in Denver, is dedicated to the energy industry and is the premier event in the US conference circuit, attended by a diverse range of institutional investors, research analysts and investment professionals. The event is being webcast and details will be made available closer to the event at: theoilandgasconference.com/webcast.shtml

Founded in 1994, EnerCom, Inc. is a multi‐disciplined management consulting services firm advising and serving energy-centric clients on corporate strategy, investor relations, media and corporate communications, and visual communications design.  In addition, EnerCom hosts investor conferences in Denver, San Francisco and London.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which is the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.11 per ADS on August 11th, 2010 the company has a market capitalization of approximately US$92.3 million.  Correspondingly, based on the ASX closing price of A$0.066 on August 11th, 2010, the company has a market capitalization of A$109.73 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm